

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2021

Merle Ferguson
Chief Executive Officer
GOLD ROCK HOLDINGS, INC.
2020 General Booth Blvd., Suite 230
Virginia Beach, VA 23454

> **Re: GOLD ROCK HOLDINGS, INC.**
> **Registration Statement on Form 10**
> **Filed June 30, 2021**
> **File No. 000-56304**

Dear Mr. Ferguson:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Richard W. Jones, Esq.